Garden Stage Limited

30th Floor, China Insurance Group Building

141 Des Voeux Road Central

Central, Hong Kong

March 3, 2025

VIA EDGAR

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Jessica Livingston Sonia Bednarowski

Re:	Garden Stage Limited
Registration Statement on Form F-3 Filed
December 5, 2024
File No. 333-283618

Ladies and Gentlemen:

We are in receipt of an oral comment, regarding Garden Stage Limited (the “Company”, “Garden Stage Cayman” or “we”) from the U.S. Securities and Exchange Commission staff (the “Staff”). An amendment to Registration Statement on Form F-3 (the “F-3”) is being submitted to accompany this letter. As requested by the Staff, we have provided the response to the question raised by the Staff. For your convenience, the summarized matters are listed below, followed by our responses:

Part II

Exhibits, page II-1

1.	Please add a footnote that such exhibits will be filed in accordance with Section 305(b)(2) of the Trust Indenture Act or filed separately on an electronic basis on Form T-1.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised our registration statement to add a footnote that such exhibit will be filed separately on an electronic basis on Form T-1 in accordance with Section 305(b)(2) of the Trust Indenture Act.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

By:	/s/ Szh Ho, Chan
Name:	Sze Ho, Chan
Title:	Chief Executive Officer